

Annual Report

INVESTED 529 PLAN

DECEMBER 31, 2016

	Ticker
INVESTED PORTFOLIOS	
InvestEd Growth Portfolio	WAGRX
InvestEd Balanced Portfolio	WBLAX
InvestEd Conservative Portfolio	WICAX

CONTENTS

This report is submitted for the general information of the shareholders of InvestEd Portfolios. It is not authorized for distribution to prospective investors in the Portfolios unless preceded or accompanied by a current InvestEd Portfolios prospectus along with the InvestEd Program Overview and Ivy Funds InvestEd 529 Plan Account Application.

Non-residents of Arizona or taxpayers of states other than Arizona should consider participating in the 529 plan(s) available in their state of residence, as such plan(s) may offer more favorable state income tax or other benefits than those offered under the Ivy Funds InvestEd 529 Plan. Please consult your CPA or other tax advisor regarding your personal tax situation.

DECEMBER 31, 2016 (UNAUDITED)



Philip J. Sanders, CFA

Dear Shareholder,

The 12 months of 2016 were one of the most unusual in recent memory, bringing market volatility, political surprises and, by year-end, a strong upswing in the equity markets. Across the fiscal year, investors endured concerns about global economic growth, the level of interest rates, fluctuation in oil prices and the outcome of the U.S. presidential election. As 2016 closed, the domestic equity markets had risen by double digits and the bond market had seen a moderate rise. See the table for a year-over-year comparison in some common market metrics.

Many investors may be unsettled by the prospect that continued change – in leadership of key countries around the world, in government policy, in interest rate levels — will cause market volatility and general uncertainty. While that may be true in the short term, we believe it is important to stay focused on the fundamentals and merits of sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While government policies can affect every business and investor, we think the innovation and skill of individual companies ultimately drives long-term success.

At year-end 2016, the U.S. economy remained fundamentally sound. The U.S. remains a relative bright spot in the world, supported primarily by the U.S. consumer, who is benefitting from lower energy prices, lower inflation in general and an improved labor market. Demand for cars, homes and furnishings has been healthy.

The Federal Reserve raised interest rates in December, with an indication that two to three more increases may be executed in 2017. We believe that job growth and inflation will be the most important determinants in the direction of long-term central bank policy. Overseas, the European Central Bank and Bank of Japan are actively engaged in aggressive easing. As yet, these steps are not leading to any notable strengthening of economic activity.

China, in the face of economic softening, has turned toward more aggressive stimulus. We believe economic growth in China is likely to hold steady, which should support broader global growth.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	12/31/16	12/31/15
S&P 500 Index	2,238.83	2,043.94
MSCI EAFE Index	1,684.00	1,716.28
10-Year Treasury Yield	2.45%	2.27%
U.S. unemployment rate	4.7%	5.0%
30-year fixed mortgage rate	4.32%	4.01%
Oil price per barrel	$ 53.72	$ 37.04

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the InvestEd Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.



DECEMBER 31, 2016 (UNAUDITED)

Chace Brundige



Cynthia P. Prince-Fox

Aaron Young

Below, Cynthia Prince-Fox, F. Chace Brundige, CFA, and Aaron Young, portfolio managers of the InvestEd Portfolios, discusses positioning, performance and results for the fiscal year ended December 31, 2016. Ms. Prince-Fox, who has 33 years of industry experience, and Mr. Brundige, who has 23 years of industry experience, have managed the InvestEd Portfolios since June 2016. Mr. Young, who has 11 years of industry experience, joined the team as a co-portfolio manager on October 2016. The InvestEd Portfolios previously were managed by Michael Avery. He retired effective June 30, 2016.

Fiscal Year Performance

For the 12 Months Ended December 31, 2016	
InvestEd Growth Portfolio	
Including Sales Charge	-3.82%
Without Sales Charge	2.01%
InvestEd Balanced Portfolio	
Including Sales Charge	-3.73%
Without Sales Charge	2.17%
InvestEd Conservative Portfolio	
Including Sales Charge	-1.14%
Without Sales Charge	3.23%
Benchmark Performance	
S&P 500 Index (generally reflects the performance of large-capitalization U.S. stocks)	11.96%
Barclays U.S. Aggregate Bond Index (generally reflects the performance of most U.S.-traded investment grade bonds)	2.65%
Barclays U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of investment-grade Treasury bills, representing cash)	0.26%

For additional performance information for each Portfolio, please see the Comparison of Change in Value of a $10,000 Investment and the Average Annual Total Return information for each Portfolio found in this report. Because each Portfolio typically invests in a variety of mutual funds that invest in multiple asset classes, we compare each Portfolio's results to multiple benchmark indexes.

Macro events drive volatile year

"Risk-off" seemed to be the operative term in global fixed income, equity and currency markets during the first half of the fiscal year. China devalued its currency in January 2016 following the U.S. Federal Reserve's (Fed) 0.25-percentage-point interest rate hike in December 2015 and voters in the U.K. on June 23 approved a proposal to leave the European Union – the so-called "Brexit." By the fourth quarter, and especially after the surprise U.S. presidential election victory of Donald Trump, a general "risk-on" environment had taken hold in financial markets and both business and consumer sentiment improved.

U.S. Treasury 10-year yields began the year around 2.27% and then declined to a post-Brexit low of about 1.36% before rebounding steadily through the third quarter. In the days immediately following the U.S. elections, most global developed market yields moved higher and the U.S. Treasury closed the year around 2.44%.

The S&P 500 index declined almost 10% to start the year, moving from 2,012 on January 4 to 1,829 in mid-February. Except for some volatility around the Brexit vote and the U.S. elections, equities subsequently climbed higher and ended the year around 2,238.

The value of the broad, trade-weighted U.S. dollar began the year in a softer trend versus both developed and emerging market currencies. That continued through April before the U.S. dollar unevenly strengthened and accelerated after the U.S. elections. The Fed raised short-term rates by 0.25 percentage point in December. With continued improvements in the labor market and wages finally turning higher, the Fed said it anticipates three more interest rate hikes in 2017.

The Bank of Japan announced in September its target for the 10-year Japanese government bond would be "around zero" while it continued its asset purchase program. The European Central Bank (ECB) cut rates in March and expanded its quantitative easing facility. It also announced its Corporate Sector Purchase Program – moving beyond suppression of the "risk-free" rate in the euro and into compression of credit spreads. In December, the ECB announced a nine-month extension to the asset purchase program and, conversely, a reduction in the amount purchased each month.

We expect the final global gross domestic product growth rate to be about 3% for 2016. For 2017, we think there will be acceleration to 3.6% as economic growth prospects in the U.S., Japan and India are likely to significantly improve.

We believe the U.S. labor market is likely to continue to improve, as initial jobless claims hover around the lows of the cycle and job openings are at record highs. U.S. consumers are getting support from wage growth at last. This situation is likely to support consumer spending, particularly in an environment in which inflation remains in check. Consumer sentiment, as measured by the University of Michigan index, reached 98.2 as of fiscal year end, the highest level since 2004.

Small allocation adjustments during year

All InvestEd Portfolios completed the fiscal year with positive performance (before the effect of sales charges). The positive results largely reflected gains in U.S. equities during the period, although the Portfolios' blend of underlying equities and fixed-income funds trailed the performance of the all-equities benchmark index and only the InvestEd Conservative Portfolio outperformed the Barclays U.S. Aggregate Bond Index (before the effect of sales charges).

We made modifications to underlying allocations in the InvestEd Conservative Portfolio in January 2016 by reducing exposure to the underlying Waddell & Reed Advisors Global Bond Fund, with a matching increase to the Waddell & Reed Advisors Cash Management Fund.

We rebalanced the underlying allocations in June 2016 on all InvestEd Portfolios. We reduced exposure to the underlying Waddell & Reed Advisors Cash Management Fund and increased exposure to Ivy Limited-Term Bond Fund by a matching amount. The revisions were intended to pursue more yield without a significant change in risk in any Portfolio. Minor rebalancings then also were done in September and December.

Assessing risks for 2017

We anticipate uncertainty around fiscal policy implementation and potential regulatory changes from President-elect Trump, including corporate and personal tax reform, border-adjusted taxation, infrastructure spending, renegotiating of trade agreements, and repeal/replacement of the Affordable Care Act, also known as "Obamacare."

The housing market has been a contributor to economic growth in the U.S. as households worked to repair their balance sheets after the global financial crisis and inventories were cleared, supporting increases in home prices. Mortgage rates had already begun to rise in the fourth quarter, with the 30-year fixed rate exceeding 4% by year end – a level not seen in 18 months. This still is a relatively low interest rate, but if rates move higher – especially if they outpace wage gains – we think home sales and the wealth effect from them could be diminished.

As of the end of the fiscal year, we think commodity prices looked more stable at their higher levels. If the U.S. embarks upon a large infrastructure program or demand from China remains or accelerates on government policy, we believe those prices could move higher again. While that is likely to help commodity-producing companies and regions, a strong move higher could impinge on households and businesses as input costs rise.

Past performance is not a guarantee of future results. As with any mutual fund, the value of each Portfolio's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Portfolios' prospectus.

The ability of the Portfolio to meet its investment objective depends both on the allocation of its assets among the underlying funds and the ability of those funds to meet their respective investment objectives. The Portfolio's share price will likely change daily based on the performance of the underlying funds in which it invests. In general, the Portfolio is subject to the same risks as those of the underlying funds it holds.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of any of the InvestEd Portfolios.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT INVESTED PORTFOLIOS

(UNAUDITED)



InvestEd Growth Portfolio(1) $16,477
InvestEd Balanced Portfolio(1) $14,877
InvestEd Conservative Portfolio(1) $14,970
S&P 500 Index $19,572
Bloomberg Barclays U.S. Aggregate Bond Index $15,300
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index $10,748
$25,000
$20,000
$15,000
$10,000
$5,000
12-31 2006
12-31 2007
12-31 2008
12-31 2009
12-31 2010
12-31 2011
12-31 2012
12-31 2013
12-31 2014
12-31 2015
12-31 2016

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio
1-year period ended 12-31-16	-3.82%	-3.73%	-1.14%
5-year period ended 12-31-16	7.75%	5.82%	4.01%
10-year period ended 12-31-16	5.12%	4.05%	4.12%

(2)Data quoted is past performance and is based on a deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for each Portfolio's most recent month-end performance. Shares carry a maximum front-end sales load of 5.75% for Growth and Balanced and 4.25% for Conservative.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(UNAUDITED)

Expense Example

As a shareholder of a Portfolio, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Waddell & Reed Advisors Funds, your Portfolio will indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not included in a Portfolio's annualized expense ratio or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2016.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7. 5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid during Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. You should consider the additional fees that were charged to your Portfolio account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or exchange fees. Therefore, the second section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

| | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
Portfolio	Beginning Account Value 6-30-16	Ending Account Value 12-31-16	Expenses Paid During Period*	Beginning Account Value 6-30-16	Ending Account Value 12-31-16	Expenses Paid During Period*	
InvestEd Growth Portfolio	$1,000	$1,042.40	$1.33	$1,000	$1,023.95	$1.32	0.25%
InvestEd Balanced Portfolio	$1,000	$1,033.40	$1.32	$1,000	$1,023.95	$1.32	0.25%
InvestEd Conservative Portfolio	$1,000	$1,022.50	$1.31	$1,000	$1,023.95	$1.32	0.25%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2016, and divided by 366.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads or exchange fees.

ALL DATA IS AS OF DECEMBER 31, 2016 (UNAUDITED)

InvestEd Growth Portfolio – Asset Allocation

Waddell & Reed Advisors Vanguard Fund, Class Y	29.7%
Waddell & Reed Advisors Global Growth Fund, Class Y	26.1%
Waddell & Reed Advisors New Concepts Fund, Class Y	21.9%
Ivy Limited-Term Bond Fund, Class R6	10.1%
Waddell & Reed Advisors Small Cap Fund, Class Y	7.9%
Waddell & Reed Advisors Core Investment Fund, Class Y	2.0%
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	1.0%
Waddell & Reed Advisors Value Fund, Class Y	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.3%

InvestEd Balanced Portfolio – Asset Allocation

Waddell & Reed Advisors Core Investment Fund, Class Y	20.8%
Waddell & Reed Advisors Vanguard Fund, Class Y	20.8%
Waddell & Reed Advisors Global Growth Fund, Class Y	19.0%
Ivy Limited-Term Bond Fund, Class R6	15.2%
Waddell & Reed Advisors Global Bond Fund, Class Y	15.1%
Waddell & Reed Advisors New Concepts Fund, Class Y	6.0%
Waddell & Reed Advisors Value Fund, Class Y	2.0%
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.1%

InvestEd Conservative Portfolio – Asset Allocation

Ivy Limited-Term Bond Fund, Class R6	40.2%
Waddell & Reed Advisors Core Investment Fund, Class Y	34.6%
Waddell & Reed Advisors Global Bond Fund, Class Y	20.1%
Waddell & Reed Advisors Value Fund, Class Y	5.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.1%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS INVESTED PORTFOLIOS *(in thousands)*

DECEMBER 31, 2016

InvestEd Growth Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Limited-Term Bond Fund, Class R6	1,277	$ 13,765
Waddell & Reed Advisors Core Investment Fund, Class Y	447	2,704
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	92	1,357
Waddell & Reed Advisors Global Growth Fund, Class Y (A)	3,155	35,496
Waddell & Reed Advisors New Concepts Fund, Class Y	2,822	29,860
Waddell & Reed Advisors Small Cap Fund, Class Y	617	10,788
Waddell & Reed Advisors Value Fund, Class Y	92	1,350
Waddell & Reed Advisors Vanguard Fund, Class Y	4,143	40,481
TOTAL AFFILIATED MUTUAL FUNDS – 99.7%		$ 135,801
(Cost: $144,665)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.7%		
Toyota Motor Credit Corp., 0.860%, 1-4-17 (B)	$ 897	897
TOTAL SHORT-TERM SECURITIES – 0.7%		$ 897
(Cost: $897)		
TOTAL INVESTMENT SECURITIES – 100.4%		$136,698
(Cost: $145,562)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4)%		(588)
NET ASSETS – 100.0%		$ 136,110

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$135,801	$ —	$—
Short-Term Securities	—	897	—
Total	$135,801	$897	$—

During the year ended December 31, 2016, there were no transfers between Level 1 and 2.

InvestEd Balanced Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Limited-Term Bond Fund, Class R6	2,331	$ 25,131
Waddell & Reed Advisors Core Investment Fund, Class Y	5,713	34,564
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	111	1,652
Waddell & Reed Advisors Global Bond Fund, Class Y	6,834	25,082
Waddell & Reed Advisors Global Growth Fund, Class Y (A)	2,806	31,573
Waddell & Reed Advisors New Concepts Fund, Class Y	937	9,912
Waddell & Reed Advisors Value Fund, Class Y	224	3,286
Waddell & Reed Advisors Vanguard Fund, Class Y	3,530	34,491
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		$ 165,691
(Cost: $175,763)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.860%, 1-4-17 (B)	$ 559	559
TOTAL SHORT-TERM SECURITIES – 0.3%		$ 559
(Cost: $559)		
TOTAL INVESTMENT SECURITIES – 100.2%		$166,250
(Cost: $176,322)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		(271)
NET ASSETS – 100.0%		$165,979

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$165,691	$ —	$—
Short-Term Securities	—	559	—
Total	$165,691	$559	$—

During the year ended December 31, 2016, there were no transfers between Level 1 and 2.

InvestEd Conservative Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Limited-Term Bond Fund, Class R6	4,255	$ 45,871
Waddell & Reed Advisors Core Investment Fund, Class Y	6,517	39,426
Waddell & Reed Advisors Global Bond Fund, Class Y	6,237	22,890
Waddell & Reed Advisors Value Fund, Class Y	382	5,623
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		$ 113,810
(Cost: $123,002)		

SHORT-TERM SECURITIES	Principal	
Master Note – 1.0%		
Toyota Motor Credit Corp., 0.860%, 1-4-17 (A)	$ 1,196	1,196
TOTAL SHORT-TERM SECURITIES – 1.0%		$ 1,196
(Cost: $1,196)		
TOTAL INVESTMENT SECURITIES – 100.9%		$115,006
(Cost: $124,198)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.9)%		(977)
NET ASSETS – 100.0%		$114,029

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$113,810	$ —	$—
Short-Term Securities	—	1,196	—
Total	$113,810	$1,196	$—

During the year ended December 31, 2016, there were no transfers between Level 1 and 2.

See Accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2016

(In thousands, except per share amounts)	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio
ASSETS			
Investments in unaffiliated securities at value+	$ 897	$ 559	$ 1,196
Investments in affiliated mutual funds at market value+	135,801	165,691	113,810
Investments at Market Value	136,698	166,250	115,006
Cash	11	12	10
Investment securities sold receivable	—	—	52
Dividends and interest receivable	26	48	88
Capital shares sold receivable	428	378	76
Total Assets	137,163	166,688	115,232
LIABILITIES			
Investment securities purchased payable	434	363	87
Capital shares redeemed payable	619	346	1,115
Distribution and service fees payable	—*	—*	1
Total Liabilities	1,053	709	1,203
Total Net Assets	$ 136,110	$165,979	$114,029
NET ASSETS			
Capital paid in (shares authorized – unlimited)	$139,300	$ 170,238	$120,287
Undistributed net investment income	54	858	1,105
Accumulated net realized gain	5,620	4,955	1,829
Net unrealized depreciation	(8,864)	(10,072)	(9,192)
Total Net Assets	$ 136,110	$165,979	$114,029
CAPITAL SHARES OUTSTANDING	12,599	15,432	11,229
NET ASSET VALUE PER SHARE	$ 10.80	$ 10.76	$ 10.16
+COST			
Investments in unaffiliated securities at cost	$ 897	$ 559	$ 1,196
Investments in affiliated mutual funds at cost	144,665	175,763	123,002

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS INVESTED PORTFOLIOS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In thousands)	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio
INVESTMENT INCOME			
Dividends from affiliated mutual funds	$ 391	$ 1,261	$ 1,369
Interest and amortization from unaffiliated securities	3	2	5
Total Investment Income	394	1,263	1,374
EXPENSES			
Distribution and service fees	339	405	269
Net Investment Income	55	858	1,105
REALIZED AND UNREALIZED GAIN (LOSS)			
Net realized gain (loss) on:			
Investments in affiliated mutual funds	1,680	956	11
Distributions of realized capital gains from affiliated mutual funds	3,964	4,021	1,870
Net change in unrealized appreciation (depreciation) on:			
Investments in affiliated mutual funds	(2,970)	(2,386)	548
Net Realized and Unrealized Gain	2,674	2,591	2,429
Net Increase in Net Assets Resulting from Operations	$ 2,729	$ 3,449	$3,534

See Accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS

(In thousands)	InvestEd Growth Portfolio Year ended 12-31-16	InvestEd Growth Portfolio Year ended 12-31-15	InvestEd Balanced Portfolio Year ended 12-31-16	InvestEd Balanced Portfolio Year ended 12-31-15	InvestEd Conservative Portfolio Year ended 12-31-16	InvestEd Conservative Portfolio Year ended 12-31-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 55	$ 317	$ 858	$ 1,383	$ 1,105	$ 1,457
Net realized gain on investments	5,644	12,839	4,977	11,837	1,881	4,699
Net change in unrealized appreciation (depreciation)	(2,970)	(11,447)	(2,386)	(11,962)	548	(7,584)
Net Increase (Decrease) in Net Assets Resulting from Operations	2,729	1,709	3,449	1,258	3,534	(1,428)
Distributions to Shareholders From:						
Net investment income	(316)	(575)	(1,377)	(1,998)	(1,443)	(1,905)
Net realized gains	(12,852)	(16,018)	(11,840)	(11,272)	(4,716)	(6,563)
Total Distributions to Shareholders	(13,168)	(16,593)	(13,217)	(13,270)	(6,159)	(8,468)
Capital Share Transactions	4,812	12,939	13,755	11,524	14,097	12,981
Net Increase (Decrease) in Net Assets	(5,627)	(1,945)	3,987	(488)	11,472	3,085
Net Assets, Beginning of Period	141,737	143,682	161,992	162,480	102,557	99,472
Net Assets, End of Period	$136,110	$ 141,737	$165,979	$ 161,992	$ 114,029	$102,557
Undistributed net investment income	$ 54	$ 315	$ 858	$ 1,378	$ 1,105	$ 1,443

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
InvestEd Growth Portfolio							
Year ended 12-31-2016	$ 11.71	$0.00*	$ 0.25	$0.25	$(0.03)	$ (1.13)	$ (1.16)
Year ended 12-31-2015	13.13	0.03	0.11	0.14	(0.05)	(1.51)	(1.56)
Year ended 12-31-2014	14.27	0.06	0.70	0.76	(0.14)	(1.76)	(1.90)
Year ended 12-31-2013	11.53	0.13	2.98	3.11	—	(0.37)	(0.37)
Year ended 12-31-2012	10.94	0.06	1.17	1.23	(0.06)	(0.58)	(0.64)
InvestEd Balanced Portfolio							
Year ended 12-31-2016	11.44	0.06	0.20	0.26	(0.10)	(0.84)	(0.94)
Year ended 12-31-2015	12.38	0.11	(0.03)	0.08	(0.15)	(0.87)	(1.02)
Year ended 12-31-2014	13.12	0.17	0.41	0.58	(0.21)	(1.11)	(1.32)
Year ended 12-31-2013	11.24	0.22	1.92	2.14	—	(0.26)	(0.26)
Year ended 12-31-2012	10.62	0.15	0.88	1.03	(0.14)	(0.27)	(0.41)
InvestEd Conservative Portfolio							
Year ended 12-31-2016	10.39	0.11	0.23	0.34	(0.13)	(0.44)	(0.57)
Year ended 12-31-2015	11.46	0.16	(0.31)	(0.15)	(0.21)	(0.71)	(0.92)
Year ended 12-31-2014	12.10	0.24	0.18	0.42	(0.29)	(0.77)	(1.06)
Year ended 12-31-2013	10.90	0.31	1.06	1.37	—	(0.17)	(0.17)
Year ended 12-31-2012	10.54	0.31	0.42	0.73	(0.30)	(0.07)	(0.37)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Asset	Ratio of Net Investment Income to Average Net Assets	Portfolio Turnover Rate
InvestEd Growth Portfolio						
Year ended 12-31-2016	$10.80	2.01%	$136	0.25%	0.04%	24%
Year ended 12-31-2015	11.71	1.16	142	0.25	0.22	17
Year ended 12-31-2014	13.13	5.70	144	0.25	0.41	29
Year ended 12-31-2013	14.27	27.05	141	0.25	1.04	37
Year ended 12-31-2012	11.53	11.21	115	0.25	0.47	36
InvestEd Balanced Portfolio						
Year ended 12-31-2016	10.76	2.17	166	0.25	0.53	25
Year ended 12-31-2015	11.44	0.72	162	0.25	0.84	15
Year ended 12-31-2014	12.38	4.72	162	0.25	1.27	20
Year ended 12-31-2013	13.12	19.11	152	0.25	1.84	42
Year ended 12-31-2012	11.24	9.72	124	0.25	1.30	30
InvestEd Conservative Portfolio						
Year ended 12-31-2016	10.16	3.23	114	0.25	1.03	64
Year ended 12-31-2015	10.39	-1.29	103	0.25	1.41	34
Year ended 12-31-2014	11.46	3.66	99	0.25	1.97	30
Year ended 12-31-2013	12.10	12.56	91	0.25	2.72	42
Year ended 12-31-2012	10.90	6.92	80	0.25	2.83	52

See Accompanying Notes to Financial Statements.

DECEMBER 31, 2016

1. ORGANIZATION

The Ivy InvestEd 529 Plan ("InvestEd Plan") was established under the Arizona Family College Savings Program (the "Program"). InvestEd Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940 as an open-end management investment company. The Program was established by the State of Arizona as a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code. InvestEd Plan is offered to Arizona residents and nationally. InvestEd Plan accounts are held in the name and for the benefit of the Arizona Commission for Post-Secondary Education in its capacity as Trustee of the Family College Savings Program Trust Fund ("Trust Fund"). An investment in the Program constitutes a purchase of an interest in the Trust Fund, a municipal fund security. The Trust Fund invests in the Trust and other investment options. InvestEd Growth Portfolio, InvestEd Balanced Portfolio and InvestEd Conservative Portfolio (each, a "Portfolio") are series of the Trust. The assets belonging to each Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The capital shares of each Portfolio represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets.

Accounts opened through the InvestEd Plan are not insured by the State of Arizona, the Trust Fund, the Arizona Commission for Post Secondary Education, or any other governmental entity, Waddell & Reed, Inc. ("W&R"), or any affiliated or related party and neither the principal invested nor the investment return is guaranteed by any of the above referenced parties. InvestEd Plan accounts are subject to the Federal tax laws and the laws, rules and regulations governing the Program. Any changes in such laws, rules or regulations may affect participation in, and the benefits of, the InvestEd Plan. The InvestEd Plan may be modified to comply with such changes.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Concentration of Market and Credit Risk. Because the Portfolio invests substantially all of its assets in Waddell & Reed and Ivy Funds mutual funds ("Underlying Funds"), the risks associated with investing in the Portfolios are closely related to the risks associated with the securities and other investments held by the Underlying Funds.

In the normal course of business, the Underlying Funds may invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Underlying Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Underlying Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Underlying Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Underlying Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Underlying Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Underlying Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties.

Certain Underlying Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Underlying Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Underlying Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument.

If an Underlying Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Underlying Funds, or, in the case of hedging positions, that the Underlying Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Investments in affiliated mutual funds within the Waddell & Reed Advisors Funds and Ivy Funds families are valued at their Net Asset Value ("NAV") as reported by the Underlying Funds. Short-term debt securities are valued at amortized cost, which approximates value.

Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Equity Securities. Investments in registered open-end investment management companies will be valued based upon the NAV of such investments and are categorized as Level 1 of the fair value hierarchy.

Short-term Investments. Short-term investments having a maturity of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board. These investments are categorized as Level 2 of the fair value hierarchy.

There were no level 3 securities owned during the year ended December 31, 2016. There were no transfers between any levels during the year ended December 31, 2016.

4. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands)

Under a Distribution and Service Plan for each Portfolio's shares adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio pays a distribution and/or service fee to W&R in an amount not to exceed 0.25% of each Portfolio's average annual net assets. The fee is paid to compensate W&R for amounts it expends in connection with the distribution of the shares and/or provision of personal services to Portfolio shareholders and/or maintenance of shareholder accounts. All other Portfolio expenses are borne by Waddell & Reed Investment Management Company ("WRIMCO"), a wholly owned subsidiary of W&R.

Effective September 30, 2016, Ivy Investment Management Company, an affiliate of WRIMCO, entered into investment management agreements to provide investment advisory services to each Portfolio and WRIMCO terminated each Portfolio's Management Agreement. There were no changes in the investment processes employed by any Portfolio, the nature or level of services provided to any Portfolio, or the fees paid under each Portfolio's Management Agreement.

Ivy Investment Management Company ("IICO") serves as each Portfolio's investment advisor. The Portfolios pay no management fees; however, WRIMCO receives management fees from the underlying Waddell & Reed Advisors Funds and IICO receives management fees from the underlying Ivy funds. Each Portfolio pays advisory fees to WRIMCO and IICO indirectly, as shareholders in the Underlying Funds. Likewise, each Portfolio indirectly pays other expenses related to the daily operations of the Underlying Funds.

As principal underwriter for each Portfolio's shares, W&R receives sales commissions (which are not an expense of the Portfolios) for each Portfolio's shares. A contingent deferred sales charge ("CDSC") may be assessed against a shareholder's redemption amount and paid to W&R. During the year ended December 31, 2016, W&R received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC	Commissions Paid[1]
InvestEd Growth Portfolio	$468	$ 1	$265
InvestEd Balanced Portfolio	364	1	190
InvestEd Conservative Portfolio	112	—*	57

*Not Shown Due to Rounding

(1)W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker dealers.

5. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

For the year ended December 31, 2016, the cost of purchases and the proceeds from maturities and sales of investments securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
InvestEd Growth Portfolio	$ 32,401	$36,763
InvestEd Balanced Portfolio	46,720	41,292
InvestEd Conservative Portfolio	80,074	69,115

6. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

| | Year ended December 31, | | | |
| | 2016 | | 2015 | |
Portfolio	Shares	Value	Shares	Value
InvestEd Growth Portfolio				
Shares issued from sale of shares	1,856	$ 21,235	1,956	$ 26,074
Shares issued in reinvestment of distributions to shareholders	1,201	13,168	1,424	16,593
Shares redeemed	(2,567)	(29,591)	(2,213)	(29,728)
Net increase	490	$ 4,812	1,167	$ 12,939
InvestEd Balanced Portfolio				
Shares issued from sale of shares	2,889	$ 32,716	2,591	$ 32,522
Shares issued in reinvestment of distributions to shareholders	1,217	13,217	1,164	13,255
Shares redeemed	(2,830)	(32,178)	(2,728)	(34,253)
Net increase	1,276	$ 13,755	1,027	$ 11,524
InvestEd Conservative Portfolio				
Shares issued from sale of shares	3,350	$35,082	2,799	$32,039
Shares issued in reinvestment of distributions to shareholders	603	6,159	817	8,468
Shares redeemed	(2,597)	(27,144)	(2,419)	(27,526)
Net increase	1,356	$ 14,097	1,197	$ 12,981

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Waddell & Reed Advisors Funds, Ivy Funds and Ivy Variable Insurance Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended December 31, 2016.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended December 31, 2016 follows:

	12-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	12-31-16 Share Balance	12-31-16 Value
InvestEd Growth Portfolio							
Ivy Limited-Term Bond Fund, Class R6	N/A	$16,042	$ 2,113	$ 7	$154	1,277	$ 13,765
Waddell & Reed Advisors Cash Management, Class A	14,776	421	15,197	—	1	N/A	N/A
Waddell & Reed Advisors Core Investment Fund, Class Y	463	356	452	129	19	447	2,704
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	96	237	307	61	30	92	1,357
Waddell & Reed Advisors Global Growth Fund, Class Y	3,188	4,600	4,117	872	—	3,155	35,496
Waddell & Reed Advisors New Concepts Fund, Class Y	2,853	3,929	4,104	1,024	—	2,822	29,860
Waddell & Reed Advisors Small Cap Fund, Class Y	679	1,280	2,252	568	—	617	10,788
Waddell & Reed Advisors Value Fund, Class Y	105	138	318	9	41	92	1,350
Waddell & Reed Advisors Vanguard Fund, Class Y	4,281	5,398	6,223	2,974	146	4,143	40,481
				$5,644	$391		$135,801

	12-31-15 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	12-31-16 Share Balance	12-31-16 Value
InvestEd Balanced Portfolio							
Ivy Limited-Term Bond Fund, Class R6	N/A	$ 27,615	$ 2,183	$ 8	$ 279	2,331	$ 25,131
Waddell & Reed Advisors Cash Management, Class A . . .	24,989	792	25,781	—	2	N/A	N/A
Waddell & Reed Advisors Core Investment Fund, Class Y	5,479	4,274	2,816	1,682	245	5,713	34,564
Waddell & Reed Advisors Dividend Opportunities Fund, Class Y	109	269	226	74	36	111	1,652
Waddell & Reed Advisors Global Bond Fund, Class Y	6,900	2,740	2,973	16	475	6,834	25,082
Waddell & Reed Advisors Global Growth Fund, Class Y . . .	2,628	4,503	1,951	608	—	2,806	31,573
Waddell & Reed Advisors New Concepts Fund, Class Y . .	878	1,370	714	337	—	937	9,912
Waddell & Reed Advisors Value Fund, Class Y	237	375	549	36	99	224	3,286
Waddell & Reed Advisors Vanguard Fund, Class Y	3,379	4,782	3,143	2,216	125	3,530	34,491
				$4,977	$1,261		$165,691
InvestEd Conservative Portfolio							
Ivy Limited-Term Bond Fund, Class R6	N/A	50,457	4,022	11	500	4,255	45,871
Waddell & Reed Advisors Cash Management, Class A . . .	36,452	8,248	44,700	—	4	N/A	N/A
Waddell & Reed Advisors Core Investment Fund, Class Y	5,766	13,521	8,827	2,194	279	6,517	39,426
Waddell & Reed Advisors Global Bond Fund, Class Y	7,248	6,039	9,958	(493)	417	6,237	22,890
Waddell & Reed Advisors Value Fund, Class Y	374	1,809	1,598	169	169	382	5,623
				$ 1,881	$1,369		$ 113,810

(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

9. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (the "SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest (the "Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds' Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

10. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2016 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Depreciation
InvestEd Growth Portfolio	$ 145,581	$ —	$ 8,883	$ (8,883)
InvestEd Balanced Portfolio	176,349	751	10,850	(10,099)
InvestEd Conservative Portfolio	124,242	—	9,236	(9,236)

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2016 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
InvestEd Growth Portfolio	$ 225	$5,469	$—	$—	$—
InvestEd Balanced Portfolio	991	4,850	—	—	—
InvestEd Conservative Portfolio	1,343	1,635	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2016 and 2015 were as follows:

Portfolio	December 31, 2016		December 31, 2015	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
InvestEd Growth Portfolio	$ 395	$12,773	$ 575	$16,018
InvestEd Balanced Portfolio	1,468	11,757	2,066	11,204
InvestEd Conservative Portfolio	1,443	4,716	1,934	6,534

[1]Includes short-term capital gains distributed, if any.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions and net operating losses. At December 31, 2016, the following reclassifications were made:

Portfolio	Undistributed Net Investment Income	Accumulated Net Realized Gain	Paid-In Capital
InvestEd Growth Portfolio	$—	$—	$—
InvestEd Balanced Portfolio	(1)	(7)	8
InvestEd Conservative Portfolio	—	—	—

To the Shareholders and Board of Trustees of InvestEd Portfolios:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of InvestEd Portfolios (the "Funds"), comprising InvestEd Growth Portfolio, InvestEd Balanced Portfolio, and InvestEd Conservative Portfolio, as of December 31, 2016, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2016, by correspondence with the custodian and transfer agent. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Funds constituting InvestEd Portfolios as of December 31, 2016, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
February 17, 2017

INCOME TAX INFORMATION

AMOUNTS NOT ROUNDED (UNAUDITED)

The following information is provided solely to satisfy the requirements set forth by the Internal Revenue Code.

The Portfolios hereby designate the following amounts as distributions of long-term capital gains:

InvestEd Growth Portfolio	$12,773,176
InvestEd Balanced Portfolio	11,756,510
InvestEd Conservative Portfolio	4,715,608

These amounts may include earnings and profits distributed to shareholders on the redemption of shares as part of the dividend paid deduction.

Each of the individuals listed below serves as a trustee for the Trust (3 portfolios), and for the portfolios within the Waddell & Reed Advisors Funds (20 portfolios) and Ivy Variable Insurance Portfolios (29 portfolios) (collectively, the "Advisors Fund Complex"). The Advisors Fund Complex, together with the Ivy Funds, comprises the Waddell & Reed/Ivy Fund Complex (the "Fund Complex"). The Ivy Funds consists of the portfolios in the Ivy Funds (39 portfolios) and the Ivy High Income Opportunities Fund (1 portfolio). Jarold Boettcher, Joseph Harroz, Jr., and Henry J. Herrmann also serve as trustees of each of the funds in the Ivy Funds.

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act ("Disinterested Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as the Independent Chairman of the Trust's Board and of the board of trustees of the other funds in the Advisors Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (the "SAI") for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED TRUSTEES

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	TRUSTEE SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	Trust: 2009 Fund Complex: 2007	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present); Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present); Boettcher Aerial, Inc. (Aerial Ag Applicator) (1982 to present).	Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1981 to present); Member, Kansas Board of Regents (2007 to 2011); Member, Kansas State University Foundation (1981 to present); Director, Kansas Bioscience Authority (2009 to 2016); Committee Member, Kansas Foundation for Medical Care (2001 to 2011); Trustee, Ivy Funds (39 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (1 portfolio overseen).
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	Trust: 2009 Fund Complex: 1997	Professor of Law, Washburn University School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc.(non-profit community service); Director, U.S. Alliance Corporation (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present).
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	Trust: 2009 Fund Complex: 1997	President and Trustee, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises.	Former Advisory Director, UMB Northland Board (financial services) (1995 to 2012); Trustee, Liberty Memorial Association (WWI National Museum) (1998 to 2013), National Advisory Board (2014 – present); Trustee, Harry S. Truman Library Institute (education) (2007 to 2016); Chairman (2005 to 2013) and current Trustee, Freedoms Frontier National Heritage Area (education); Trustee, CGSC Foundation (government) (2004 to 2012); Chairman, Kansas City Municipal Assistance Corporation (bond issuance) (1980 to present); Director, Metropolitan Comm. College Found. (1980 to 2014).
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	Trust: 2009 Fund Complex: 1998 Trust: 2015 Fund Complex: 2015	Dean, Professor and University Vice President , The University of Oklahoma College of Law (2010 to present; Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present).	Director and Shareholder, Valliance Bank , N.A. (2007 to present); Director, Foundation HealthCare (2008 to present); Trustee, The Mewbourne Family Support Organization (non-profit) (2006 to present); Independent Director, LSQ Manager, Inc. (Real Estate) (2007 to 2016); Director, OK Foundation for Excellence (non-profit) (2008 to present); Trustee/Independent Chairman, Ivy Funds (37 portfolios overseen); Trustee/ Independent Chairman , Ivy High Income Opportunities Fund (1 portfolio overseen).

NAME, ADDRESS AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	TRUSTEE SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place, Suite 900 Kansas City, MO 64112 1953	Trustee	Trust: 2009 Fund Complex: 1996	Shareholder/Director, Polsinelli PC, (law firm) (1980 to present).	Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009).

INTERESTED TRUSTEES

Mr.Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company ("WRIMCO"), each Fund's principal underwriter, Waddell & Reed, Inc. ("Waddell & Reed"), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of his personal ownership of shares of WDR. The address for each Interested Trustee and each of the officers in the following tables is 6300 Lamar Avenue, Overland Park, KS 66202.

NAME AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	TRUSTEE/OFFICER SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	OTHER DIRECTORSHIPS HELD
Henry J. Herrmann 1942	Trustee	Trust: 2008 Fund Complex: 1998	Chairman of WDR (2010 to present); CEO of WDR (2005 to 2016); President, CEO and Chairman of WRIMCO (1993 to 2016); President, CEO and Chairman of IICO (2002 to 2016); President of each of the funds in the Fund Complex (2001 to 2016); Trustee of each of the funds in the Fund Complex.	Director of WDR (1998 to present), IICO (2002 to 2016), WRIMCO (1991 to 2016), WISC (2001 to 2016), W&R Capital Management Group, Inc. (2008 to 2016) and Waddell & Reed, Inc. (1993 to 2016); Director, Blue Cross Blue Shield of Kansas City (2007 to present); Trustee, Ivy Funds (39 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (1 portfolio overseen).

**Each Trustee became a Trustee (and, as applicable, an officer) in 2009, as reflected by the first date shown. The second date shows when the Trustee first became a director (and, as applicable, an officer) of one or more Predecessor Fund.*

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

NAME AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	OFFICER OF TRUST SINCE	OFFICER OF FUND COMPLEX SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
Wendy J. Hills 1970	Vice President General Counsel Secretary	2014 2014 2016	2014 2014 2014	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President, and General Counsel of each of the funds in the Fund Complex (2014 to present); Assistant Secretary for each of the funds in the Funds Complex (2014 to 2016); Secretary for each of the funds in the Funds Complex (2016 to present).
Joseph W. Kauten 1969	Vice President Treasurer Principal Financial Officer Principal Accounting Officer	2009 2009 2009 2009	2006 2006 2007 2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present).
Philip J. Sanders 6300 Lamar Avenue Overland Park, KS 66202 1959	President	2016	2006	CEO, WDR (2016 to present); Chief Investment Officer, WDR (2011 to present); Senior Vice President, WDR (2011 to 2016); President, CEO and Chairman, IICO (2016 to present); Senior Vice President, IICO (2010 to 2016); President, CEO and Chairman, WRIMCO (2016 to present); Senior Vice President WRIMCO (2010 to 2016); President of each of the funds in the Funds Complex (2016 to present).
Scott J. Schneider 1968	Vice President Chief Compliance Officer	2009 2009	2006 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex.

NAME AND YEAR OF BIRTH	POSITION(S) HELD WITH THE TRUST AND FUND COMPLEX	OFFICER OF TRUST SINCE	OFFICER OF FUND COMPLEX SINCE*	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
Philip A. Shipp 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed, Inc. and IDI (2010 to present).

*This is the date when the Officer first became an officer of one or more Predecessor Funds.

At its meeting on August 9 and 10, 2016, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Trust with respect to each of InvestEd Balanced Portfolio, InvestEd Conservative Portfolio and InvestEd Growth Portfolio. The Disinterested Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Trustees also received and considered a memorandum from their independent legal counsel regarding the Disinterested Trustees' responsibilities in evaluating the Management Agreement for each Portfolio. This memorandum explained the regulatory requirements pertaining to the Disinterested Trustees' evaluation of the Management Agreement. In addition, the Disinterested Trustees engaged a fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request letter for information to be provided to the Trustees in connection with their consideration of the continuance of the Management Agreement with respect to each Portfolio. WRIMCO provided materials to the Trustees that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement ("Initial Response"). Thereafter, independent legal counsel sent to WRIMCO a supplemental request letter for certain additional information, and WRIMCO provided additional information in response to this request letter. The Trustees also received reports prepared by an independent third party, Broadridge Inc. ("Broadridge"), relating to each Portfolio's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Broadridge (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Broadridge (the "Peer Group"), respectively. Further, the Trustees received a written evaluation from the fee consultant. At their meeting, the Trustees received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Portfolio. In connection with its deliberations, the Trustees also considered the broad range of information relevant to the Trustees' consideration of the continuance of the Management Agreement with respect to each Portfolio that is provided by W&R to the Trustees (including its various standing committees) at meetings throughout the year.

Nature, Extent and Quality of Services Provided to the Portfolios

The Trustees considered the nature, extent and quality of the services provided to each Portfolio pursuant to the Management Agreement.

The Trustees considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day portfolio operations, including but not limited to portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Trustees considered the information provided by WRIMCO regarding its compliance program and compliance matters, if any, over the past year. The Trustees also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Portfolio Performance, Management Fee and Expense Ratio. The Trustees considered each Portfolio's performance, both on an absolute basis and in relation to the performance of its Performance Universe. The Trustees factored into its evaluation of each Portfolio's performance the limitations inherent in the methodology for constructing a peer group and determining which investment companies should be included in a peer group. Each Portfolio's performance was also compared to relevant market indices and to a Lipper index, as applicable. In this regard, the Trustees noted that performance, especially short-term performance, is only one of the factors that it deems relevant to its consideration of the continuance of the Management Agreement, and that, after considering all relevant factors, it may be appropriate to approve the continuance of the Management Agreement with respect to a Portfolio notwithstanding the Portfolio's performance.

The Trustees considered the management fees and total expenses of each Portfolio and also considered each Portfolio's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group.

Additional Considerations with Respect to Each Portfolio

InvestEd Balanced Portfolio

The Trustees considered that InvestEd Balanced Portfolio's total return performance was lower than the Performance Universe median for the one-, three-, five- and seven-year periods and was lower than the Lipper index for the one-, three-, five-, seven- and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's cash position, smaller allocation to equity underlying funds and investment in underlying funds that have an international equity or global equity objective had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through May 31, 2016, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee and that the Portfolio's overall expense ratio was lower than the Peer Group median. The Trustees considered that WRSCO's administrative and shareholder servicing fee and its accounting services fee had been eliminated and WRIMCO had agreed to reimburse or pay all of the Portfolio's expenses other than fees paid pursuant to the Portfolio's Service Plan pursuant to Rule 12b-1 under the 1940 Act ("Service Plan").

InvestEd Conservative Portfolio

The Trustees considered that InvestEd Conservative Portfolio's total return performance was higher than the Performance Universe median and the Lipper index for the three-, five-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee and that the Portfolio's overall expense ratio was lower than the Peer Group median. The Trustees considered that WRSCO's administrative and shareholder servicing fee and its accounting services fee had been eliminated and WRIMCO had agreed to reimburse or pay all of the Portfolio's expenses other than fees paid pursuant to the Portfolio's Service Plan.

InvestEd Growth Portfolio

The Trustees considered that InvestEd Growth Portfolio's total return performance was higher than the Performance Universe median for the three-, five- and ten-year periods and was higher than the Lipper index for the three- and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee and that the Portfolio's overall expense ratio was lower than the Peer Group median. The Trustees considered that WRSCO's administrative and shareholder servicing fee and its accounting services fee had been eliminated and WRIMCO had agreed to reimburse or pay all of the Portfolio's expenses other than fees paid pursuant to the Portfolio's Service Plan.

Profitability and Economies of Scale

As noted above, the Trustees also considered that WRIMCO had contractually agreed to eliminate each Portfolio's management fee, WISC had agreed to eliminate each Portfolio's administrative and shareholder servicing fee and accounting services fee, and WRIMCO had agreed to reimburse or pay all of each Portfolio's expenses other than fees paid pursuant to the Portfolio's Distribution and Service Plan. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to each Portfolio were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Portfolio, the Trustees considered specific data as to WRIMCO's profit, if any, with respect to the Portfolio for a recent period. The Trustees also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement as to a Portfolio, the Trustees considered the best interests of the Portfolio and the overall fairness of the Management Agreement. The Trustees considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Portfolio, without any one factor being dispositive:

- the performance of the Portfolio compared with the performance of its Performance Universe and with relevant indices;

- the Portfolio's investment management fees and total expenses compared with the management fees and total expenses of its Peer Group;

- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Portfolio;

- the other benefits that accrue to WRIMCO as a result of its relationship with the Portfolio; and

- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the fee consultant, the Board determined that each Portfolio's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Portfolio. In reaching these determinations as to each Portfolio, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Portfolio are adequate and appropriate; except as described above, the performance of the Portfolio was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Portfolio; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the services provided by WRIMCO, the costs of the services provided, and the profits realized, if any, and other benefits likely to be derived by WRIMCO from its relationship with the Portfolio. In the case of certain Portfolios that underperformed their respective Performance Universe medians and Lipper indices for certain periods of time, based on the assessment and information WRIMCO provided, including as to relevant market conditions and/or actions that WRIMCO had taken or planned to take, such response was satisfactory to the Board.

Effective September 30, 2016, Ivy Investment Management Company, an affiliate of WRIMCO, entered into investment management agreements to provide investment advisory services to each Portfolio and WRIMCO terminated each Portfolio's Management Agreement. There were no changes in the investment processes employed by any Portfolio, the nature or level of services provided to any Portfolio, or the fees paid under each Portfolio's Management Agreement.

Waddell & Reed, Inc., the Waddell & Reed Advisors Funds, the Ivy Variable Insurance Portfolios and the InvestEd Portfolios ("Waddell & Reed") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Waddell & Reed, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Waddell & Reed, Inc. has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Waddell & Reed, Inc. and your financial advisor leaves Waddell & Reed to join a firm that has likewise entered the Protocol, Waddell & Reed may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Guidelines

A description of the policies and procedures the underlying Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the InvestEd Portfolios and the underlying funds, as applicable, voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Portfolios) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

- Fax your request to 800.532.2749.

- Write to us at the address listed on the back cover.

- Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

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INVESTED PORTFOLIOS

InvestEd Growth Portfolio

InvestEd Balanced Portfolio

InvestEd Conservative Portfolio

1.888.WADDELL

Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses associated with the InvestEd Plan carefully before investing. This and other information is found in the InvestEd Portfolios' prospectus, the InvestEd Plan Program Overview and the Ivy InvestEd 529 Plan Account Application, an additional copy of which can be obtained from your financial advisor. Please read these materials carefully before investing.

An investor should also consider, before investing, whether the investor's or designated beneficiary's home state offers any state tax or other benefits that are only available for investments in such state's 529 college savings plan.